[Wisconsin Energy Corporation Letterhead]

VIA EDGAR

March 4, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Wisconsin Energy Corporation

 Commission File No. 001-09057

 Preliminary Proxy Material for 2011 Annual Meeting of Stockholders

Ladies and Gentlemen:

Transmitted herewith for filing via EDGAR, accompanied by a Schedule 14A cover page, are preliminary copies of the notice of meeting, proxy statement and form of proxy which also includes the annual meeting admission ticket. Definitive proxy materials are scheduled to be furnished to stockholders beginning on or about March 29, 2011 in connection with the 2011 Annual Meeting of Stockholders of Wisconsin Energy Corporation (the “Company”) to be held on Thursday, May 5, 2011.

One of the items to be voted on by Wisconsin Energy’s stockholders are certain amendments to the Wisconsin Energy Corporation 1993 Omnibus Stock Incentive Plan, including an increase in the number of shares reserved for issuance thereunder. Assuming stockholder approval of these amendments, we intend on filing a Form S-8 registration statement with the Commission to register these additional shares as soon as practicable after the 2011 Annual Meeting.

Please notify Mr. Steven Bain (414-221-2977) immediately if you have any questions regarding this information.

Very truly yours,

WISCONSIN ENERGY CORPORATION

/s/ SUSAN H. MARTIN
Susan H. Martin
Vice President, Corporate Secretary and Associate General Counsel

Enclosures